SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Plug Power Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

72919P202
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hudson Bay Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%*
12	TYPE OF REPORTING PERSON PN

* The information set forth on this cover page reflects information as of December 31, 2018. As of December 31, 2017, the Reporting Persons may have been deemed to beneficially own 5,250,850 shares of Common Stock issuable upon exercise of warrants, representing 2.25% of the outstanding shares of Common Stock as of such time.

1	NAME OF REPORTING PERSON Sander Gerber
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,826,608 shares of Common Stock issuable upon exercise of warrants and/or conversion of shares of convertible preferred stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.21%*
12	TYPE OF REPORTING PERSON IN

* The information set forth on this cover page reflects information as of December 31, 2018. As of December 31, 2017, the Reporting Persons may have been deemed to beneficially own 5,250,850 shares of Common Stock issuable upon exercise of warrants, representing 2.25% of the outstanding shares of Common Stock as of such time.

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Plug Power Inc., a Delaware corporation (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 968 Albany Shaker Road, Latham, New York 12110.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Hudson Bay Capital Management LP (the "Investment Manager") and Mr. Sander Gerber ("Mr. Gerber"), who are collectively referred to herein as "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the business office of each of the Reporting Persons is 777 Third Avenue, 30th Floor, New York, NY 10017.

Item 2(c).	CITIZENSHIP:

The Investment Manager is a Delaware limited partnership. Mr. Gerber is a United States citizen.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

72919P202

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☒	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

The Company's Prospectus filed pursuant to Rule 424(b)(3) filed with the Securities and Exchange Commission on November 26, 2018, discloses that the total number of outstanding shares of Common Stock as of November 16, 2018 was 233,386,094. The percentage set forth on row (11) and the number of shares of Common Stock set forth on rows (6), (8) and (9) of the cover page for each Reporting Person are based on such total number of outstanding shares of Common Stock and assume the exercise of warrants held by Hudson Bay Master Fund Ltd. (the "2018 Securities").

The Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the Securities and Exchange Commission on November 8, 2017, discloses that the total number of outstanding shares of Common Stock as of November 8, 2018 was 228,4770,294. The number of shares of Common Stock and the percentage set forth in the footnotes to rows (6), (8), (9) and (11) of the cover page for each Reporting Person are based on such total number of outstanding shares of Common Stock and assume the exercise of warrants held by Hudson Bay Master Fund Ltd. and the conversion of the shares of convertible stock held by Tech Opportunities LLC (the "2017 Securities" and together with the 2018 Securities, the "Securities").

The Investment Manager, which serves as the investment manager to Hudson Bay Master Fund Ltd., in whose name the Securities are held, may be deemed to be the beneficial owner of all s shares of Common Stock underlying the Securities held by Hudson Bay Master Fund Ltd. Mr. Gerber serves as the managing member of Hudson Bay Capital GP LLC, which is the general partner of the Investment Manager. Mr. Gerber disclaims beneficial ownership of these securities.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 4.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 4, 2019

HUDSON BAY CAPITAL MANAGEMENT LP

By: /s/ Sander Gerber
Name: Sander Gerber
Title: Authorized Signatory

/s/ Sander Gerber
SANDER GERBER